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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           McCLATCHY NEWSPAPERS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  579489-10-5
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                                (CUSIP Number)

     Karole Morgan-Prager, Esq.
     General Counsel and Corporate Secretary
     McClatchy Newspapers, Inc.
     2100 Q Street
     P.O. Box 15779
     Sacramento, CA 95852
     Telephone:  (916) 321-1828
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 579489-10-5                 13D                     Page 2 of 11 Pages

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1.   NAME OF REPORTING PERSON                           William Ellery McClatchy

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                                              Not Applicable

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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  NUMBER OF    7.   SOLE VOTING POWER                                      6,850
   SHARES
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BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                               10,400,000
    EACH
               -----------------------------------------------------------------
  REPORTING
   PERSON      9.   SOLE DISPOSITIVE POWER                                 6,850
    WITH
               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                          10,400,000

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 10,406,850

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                              60.4%

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14.  TYPE OF REPORTING PERSON                                                 IN

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CUSIP No. 579489-10-5                 13D                     Page 3 of 11 Pages

     William Ellery McClatchy hereby amends and restates his statement on
Schedule 13D filed with the Securities and Exchange Commission on February 1, 1990 (the "Initial Statement") with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers,
Inc.:

Item 1.   Security and Issuer.
------    -------------------

     This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc., a Delaware corporation. The principal executive offices of McClatchy Newspapers, Inc. are located at 2100 Q Street, Sacramento, California 95816.

Item 2.   Identity and Background.
------    -----------------------

     This statement is filed on behalf of William Ellery McClatchy, a United States citizen whose business address is 246 Sea Spray, Palm Beach, FL 33480. The present principal occupation or employment of William Ellery McClatchy is a self-employed design architect. During the last five years, William Ellery McClatchy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 579489-10-5                 13D                     Page 4 of 11 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

     Because the shares to which this Statement relates were not acquired by purchase, Item 3 is not applicable. See Items 4 and 5(a) below.

Item 4.   Purpose of the Transaction.
------    --------------------------

     William Ellery McClatchy is one of five co-trustees of five separate trusts established for the benefit of McClatchy family members. Sole voting and dispositive power of the five trusts, each containing 2,000,000 shares of Class B Common Stock of McClatchy Newspapers, Inc., was held by Charles K. McClatchy until his death on April 16, 1989. By written appointment of successor trustees dated July 19, 1982, Charles K. McClatchy appointed William Ellery McClatchy, James B. McClatchy, William Ellery McClatchy, William M. Roth and Erwin Potts to succeed him as co-trustees. Said persons became co-trustees of each of said trusts by reason of the death of Charles K. McClatchy on April 16, 1989, and as a result share voting and dispositive power over the shares in said trusts.

     On January 30, 1996, the Estate of Charles K. McClatchy, deceased, distributed 600,000 shares of Class B Common Stock, 200,000 each to one of three trusts for the benefit of McClatchy family members. William Ellery McClatchy and Messrs. Coblentz and James B. McClatchy are trustees of the three trusts and share voting and dispositive power over the shares held by the trusts. One of the three trusts simultaneously distributed 200,000 shares to the beneficiary of the trust.

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CUSIP No. 579489-10-5                 13D                     Page 5 of 11 Pages

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     According to the most recently available quarterly report on Form 10-Q of McClatchy Newspapers, Inc., there are 6,829,765 shares of Class A Common Stock issued and outstanding.

     (a)  Amount beneficially owned:    10,406,850
          Percent of Class:             60.4%

     10,400,000 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions of (i) five trusts over which William Ellery McClatchy, James B. McClatchy, William Ellery McClatchy, William
M. Roth and Erwin Potts share joint voting and dispositive power and (ii) two trusts over which William Ellery McClatchy, William K. Coblentz and James B. McClatchy share joint voting and dispositive power.

     The filing of this Amendment No. 1 shall not be construed as an admission that William Ellery McClatchy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 10,400,000 shares.

     (b)  The number of shares as to which William Ellery McClatchy has:

          (i)  Sole power to vote or direct the vote:  6,850 shares.

          (ii)  Shared power to vote or direct the vote:  10,400,000.

          (iii)  Sole power to dispose or direct the disposition of:  6,850 shares.


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CUSIP No. 579489-10-5                 13D                     Page 6 of 11 Pages

          (iv)  Shared power to dispose or direct the disposition of:
     10,400,000.

     The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

     (1)  -    Name:  JAMES B. McCLATCHY

          -    Residence or business address:

               McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA  95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Publisher, McClatchy Newspapers, Inc., a Delaware corporation, with a principal business address of 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

     (2)  -    Name:  WILLIAM K. COBLENTZ

          -    Residence or business address:
               222 Kearny Street, 7th Floor
               San Francisco, CA 94108

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law

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CUSIP No. 579489-10-5                 13D                     Page 7 of 11 Pages

               firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with officers located at 222 Kearny Street, 7th Floor, San Francisco, CA 94108.

          - William K. Coblentz, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William K. Coblentz, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William K. Coblentz:  United States.

     (3)  -    Name:  WILLIAM M. ROTH

          -    Residence or business address:
               57 Post Street, Suite 812
               San Francisco, CA  94104-5027

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.


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CUSIP No. 579489-10-5                 13D                     Page 8 of 11 Pages

          - William M. Roth during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William M. Roth during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William M. Roth:  United States.

     (4)  -    Name:  ERWIN POTTS

          -    Residence or business address:
               McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA  95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.


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CUSIP No. 579489-10-5                 13D                     Page 9 of 11 Pages

          - Erwin Potts during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - Erwin Potts during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of Erwin Potts:  United States.

     (c)  None.

     (d)  Only those persons identified in Item 5(b) above.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as may be contemplated by that certain Stockholders' Agreement dated as of September 17, 1987, which was described in the 1992 proxy statement of McClatchy Newspapers, Inc. and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in

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CUSIP No. 579489-10-5                 13D                    Page 10 of 11 Pages

this Statement, as amended, William Ellery McClatchy is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of McClatchy Newspapers, Inc., including but not limited to the transfer or voting of any of the securities of McClatchy Newspapers, Inc., finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     None.

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CUSIP No. 579489-10-5                 13D                    Page 11 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 1996.

                               By    /s/ William Ellery McClatchy
                                  ----------------------------------------------
                                     William Ellery McClatchy
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